Exhibit 3.1

AMENDMENT NO. 2

TO THE

BYLAWS

OF

NET ELEMENT, INC.

This Amendment No. 2 (this “Amendment”) to the Bylaws of Net Element, Inc., a Delaware corporation (the “Corporation”), formerly Net Element International, Inc., is made and entered into on July 10, 2015.

WHEREAS, pursuant to Article VII of the Amended and Restated Certificate of Incorporation of the Corporation, as amended, the Board of Directors is expressly empowered to adopt, amend, alter or repeal the bylaws of the Corporation.

NOW THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Amendment agree that the bylaws of the Corporation shall be amended as follows:

1.                  Amendments. Effective as of June 15, 2015, Article 6 of the bylaws of the Corporation is hereby amended by deleting Sections 6.07 and 6.08.

2.                  Limited Effect. Except as expressly amended and modified by this Amendment, the bylaws of the Corporation shall continue to be, and shall remain, in full force and effect in accordance with its terms.

3.                  Execution. Delivery of an executed signature page of this Amendment in Portable Document Format (PDF) or by facsimile transmission shall be as effective as delivery of a manually executed original counterpart of this Amendment.

IN WITNESS WHEREOF, the Corporation has executed this Amendment as of the date set forth above.

NET ELEMENT, INC.

By:	/s/ Steven Wolberg
Name:	Steven Wolberg
Title:	Chief Legal Officer